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
                                                             FORM 4 (Continued)
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                            Table II  -  Derivative Securities Acquired, Disposed of, or Beneficially
Owned
                                        (Puts, Calls, Warrants, Options, Convertible Securities)
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------------------------------
|            |        |        |        |                |                 |                   |
|        |        |         |
|1 Title of  |2 Con-  |3 Trans-|4 Trans-|5 Number of     |6 Date           |7 Title and Amount |8
Price|9 Number|10 Own- |11 Nature|
| Derivative | ver-   | action | action | Derivative     | Exercisable and | of Underlying     | of
|of Deri-|ership: | of      |
| Security   | sion   | Date   | Code   | Securities     | Expiration Date | Securities        | Deri-
|vative  |Direct  |Indirect |
| (Instr 3)  | or     | (Month/| (Instr | Acquired (A) or| (Month/Day/Year)|(Instructions 3,4) |
vative|Secur-  |(D) or  |Ownership|
|            | Exer-  | Day/   |   8)   | Disposed of (D)|-----------------|------------------ | Sec-
|ties    |Indi-   |(Instr 4)|
|            | cise   | Year)  |        |(Instrs 3, 4, 5)| Date   | Expir- |         |Amount   | urity
|Owned at|rect(I) |         |
|            | Price  |        |--------|----------------| Exer-  | ation  |  Title  |or Num-  |(Instr
|End of  |(Instr  |         |
|            |        |        |Code| V |  (A)    | (D)  | cisable| Date   |         |ber of   |   5)
|Month   |   4)   |         |
|            |        |        |    |   |         |      |        |        |         |Shares   |
|(Instr4)|        |         |
|------------|--------|--------|----|---|---------|------|--------|--------|---------|---------|------
-|--------|--------|---------|
|Stock       |        |        |    |   |         |      |        |        |         |         |
|1,710,000|   D   |         |
|Options     |        |        |    |   |         |      |        |        |         |         |
|        |        |         |
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Explanation of Responses:




                                                                  Barry Hertz
08/01/01
                                                    _____________________________________
__________
                                                      **  Signature of Reporting Person
Date

**  Intentional misstatement or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: Transmit one copy of this Form to EDGAR, using a typed signature. If space is insufficient, see Instruction 6 for procedure.
SEC 1474 (7-96)
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